

April 12, 2011

Timothy W. Carnahan
President and Chief Executive Officer
CYIOS Corporation
1300 Pennsylvania Avenue NW, Suite 700
Washington, D.C. 20004

      Re: **CYIOS Corporation**
              Item 4.01 Form 8-K
              Filed February 28, 2011
              File No. 0-27243

Dear Mr. Carnahan:

      We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                /s/ William H. Thompson

                William H. Thompson
                Accounting Branch Chief